1980 Post Oak Blvd. 8th Floor	713-625-8100
Houston, TX 77056	713-629-2330 fax
800-729-1900
PO Box 2029	stewart.com
Houston, TX 77252-2029	NYSE: STC

December 20, 2013

Mr. James Rosenberg

Senior Assistant Chief Accountant

Mail Stop 6010

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Stewart Information Services Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012
filed March 6, 2013
File No: 001-02658

Dear Mr. Rosenberg:

We are providing the following information in response to your follow up comments provided by telephone on December 6, 2013. We have repeated your comments with our response immediately following.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 11 Estimated title losses, page F-20

1.	Regarding your response to your letter dated November 14, 2013, please address the following:

•	Revise the table to be included in MD&A to show the gross amounts for provisions and amounts transferred to known claims relating to IBNR – prior policy years.
•	Based on your response to the above, delete the second sentence in the second paragraph under the table.
•	Provide proposed disclosure regarding the change in IBNR.
•	Provide proposed disclosure to explain the increase in the ratio of current year IBNR from 4.6% in 2011 to 4.7% in 2012, given that you lowered the provisioning rate in the third quarter 2012.

Mr. James Rosenberg

December 20, 2013

Response:

•	We propose to include the following disclosure in MD&A in our future filings:

	2013	2012	2011
		(in millions)
Provisions - Known Claims:
Current year	xx.x	19.0	24.4
Prior policy years	xxx.x	107.8	100.8
	xxx.x	126.8	125.2
Provisions - IBNR
Current year	xx.x	81.4	69.7
Prior policy years	xx.x	39.6	48.0
	xx.x	121.0	117.7

Transfer to Known Claims	xx.x	(107.8)	(100.8)
Total provisions	xxx.x	140.0	142.1

Provisions for known claims are expected to relate substantially to prior policy years as claims are not typically reported until several years after policies are issued. Provisions – IBNR are estimates of claims expected to be incurred over the next 20 years; therefore, it is not unusual or unexpected to experience adjustments to the provisions in both current and prior policy years as new loss development of policy years occurs. This loss development experience may result in changes to our estimate of total ultimate losses expected (IBNR). As claims become known, provisions are moved from IBNR to known claims. Adjustments relating to large losses may impact provisions for either known claims or IBNR.

Known claims provisions increased slightly for the year ended December 31, 2012 to $126.8 million from $125.2 million in 2011, primarily as a result of adjustments to existing claims filed on policies issued in previous years. Current year provisions – IBNR are recorded on policies issued in the current year as a percentage of premiums recorded (provisioning rate). For the year ended December 31, 2012, current year provisions – IBNR increased $11.7 million to $81.4 million compared to 2011 as a result of a $221.1 million increase in title revenues for the year ended December 31, 2012 compared to 2011. The increase in the current year provisions – IBNR was partially offset by a reduction in our provisioning rate which occurred at the beginning of the third quarter 2012. As a percentage of title operating revenues, provisions – IBNR for the current policy year increased from 4.6% in 2011 to 4.7% in 2012 due to an increase in escrow losses. This increase was partially offset by a decline in incurred losses resulting from the lowering of the provisioning rate effective for policies issued in the third quarter 2012. ~~Negative provisions – IBNR for the years ended December 31, 2012 and 2011 resulted from movement of IBNR provisions to known provisions in excess of adjustments to our expected ultimate loss on policies issued in prior years.~~ Provisions – IBNR relating to prior policy years decreased from $48.0 million in 2011 to $39.6 million in 2012 due to declining adverse development on large title losses relating to policies issued in prior years. This trend is indicative of lower incurred losses as the claims environment continues to improve and as claims have been closed in policies years with higher than normal claims.

Mr. James Rosenberg

December 20, 2013

In addition to the above responses, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosures in its filings, (ii) staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your review and comments. If you have any questions or further comments or would like additional information, please contact our Principal Accounting Officer, Brian Glaze, at (713) 625-8761, or me at (713) 625-8151.

Very truly yours,

/s/ J. Allen Berryman

J. Allen Berryman

Copies to:	SISCO Audit Committee
Matthew W. Morris, Chief Executive Officer
David Taylor, Locke Lord
Matthew Malinsky, KPMG